SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

OCEANFIRST FINANCIAL CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

675234108

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  ☐ Rule 13d-1(b)
  ☒ Rule 13d-1(c)
  ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR SBI AcquisitionCo, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES□
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

Item 1.
(a) The name of the issuer is OceanFirst Financial Corp, a Delaware corporation (the “Issuer”).
(b)	The Issuer’s principal executive offices are located at 110 West Front Street, Red Bank, NJ 07701.
Item 2.
(a)	The names of the persons (collectively, the “Reporting Persons”) filing this Schedule 13G (this “Statement”) are:
•	WL Ross & Co. LLC
•	WLR SBI AcquisitionCo, LLC
•	WLR Recovery Associates IV LLC
•	WLR Recovery Fund IV, L.P.
(b)	The principal business office for each of the Reporting Persons is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, New York 10036.
(c)	Each of the Reporting Persons is organized under the laws of the State of Delaware.
(d)	This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer.
(e)	The CUSIP Number of the Common Stock is 675234108.
Item 3.
Not Applicable.
Item 4. Ownership.
(a) Amount beneficially owned:

    As of December 31, 2018, none of the Reporting Persons beneficially owns any shares of Common Stock.

(b) Percent of Class:

     Not Applicable.

(c) Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)           Shared power to vote or to direct the vote of shares of Common Stock:

See Item 6 of each over page.

(iii)          Sole power to dispose or to direct the disposition of shares of Common Stock:

See Item 7 of each cover page.

(iv)          Shared power to dispose or to direct the disposition of shares of Common Stock:

See Item 8 of each cover page.
Item 5.	Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
 Not Applicable.
Item 8.	Identification and Classification of Members of a Group.
See Exhibit 1 attached hereto.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 12, 2019
WL ROSS & CO. LLC
By: /s/ Ben Gruder
 Name: Ben Gruder
 Title:   Authorized Person
WLR SBI ACQUISITIONCO, LLC
By: WLR Recovery Associates IV, L.P.,
  its Sole Manager
By: WLR Recovery Associates IV LLC,
 its General Partner
By: WL Ross & Co. LLC,
 its Managing Member
By: /s/ Ben Gruder
 Name: Ben Gruder
 Title:   Authorized Person
WLR RECOVERY FUND IV, L.P.
By: WLR Recovery Associates IV LLC,
  its General Partner
By: WL Ross & Co. LLC,
  its Managing Member
By: /s/ Ben Gruder
 Name: Ben Gruder
 Title:   Authorized Person
WLR RECOVERY ASSOCIATES IV LLC
By: WL Ross & Co. LLC,
                 its Managing Member
By: /s/ Ben Gruder
 Name:   Ben Gruder
 Title: Authorized Person

EXHIBIT INDEX TO SCHEDULE 13G
Exhibit 1	Identification of Members of the Group
Exhibit 2	Joint Filing Agreement among WL Ross & Co. LLC, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC and WLR SBI AcquisitionCo, LLC.

WL Ross & Co. LLC
WLR SBI AcquisitionCo, LLC
WLR Recovery Fund IV, L.P.
WLR Recovery Associates IV LLC

Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of OceanFirst Financial Corp., and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13G provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated:  February 12, 2019
WL ROSS & CO. LLC
By: /s/ Ben Gruder
 Name: Ben Gruder
 Title:   Authorized Person
WLR SBI ACQUISITIONCO, LLC
By: WLR Recovery Associates IV, L.P.,
  its Sole Manager
By: WLR Recovery Associates IV LLC,
 its General Partner
By: WL Ross & Co. LLC,
 its Managing Member
By: /s/ Ben Gruder
 Name: Ben Gruder
 Title:   Authorized Person
WLR RECOVERY FUND IV, L.P.
By: WLR Recovery Associates IV LLC,
  its General Partner
By: WL Ross & Co. LLC,
  its Managing Member
By: /s/ Ben Gruder
 Name: Ben Gruder
 Title:   Authorized Person
WLR RECOVERY ASSOCIATES IV LLC
By: WL Ross & Co. LLC,
                 its Managing Member
By: /s/ Ben Gruder
 Name:   Ben Gruder
 Title: Authorized Person